FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of March 2004.

Total number of pages: 4.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number
1. [Nomura Issues Straight Bonds]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:    March 12, 2004

Tokyo, March 12, 2004

Nomura Issues Straight Bonds

Nomura Holdings, Inc. (the “Company”), will issue its Third Series of unsecured straight bonds, pursuant to resolutions made by the Board of Directors on June 26, 2003, and the Executive Management Board on June 27, 2003.

1. Issue Title	Third Series of Nomura Holdings, Inc.
Unsecured Straight Bonds (the “Bonds”)
2. Total Amount of Issue	70 billion yen
3. Form of the Bonds	Bearer bonds with coupons
4. Denomination of each Bond	100 million yen
5. Issue Price	99.95% of principal amount
6. Interest Rate	1.11% per annum
7. Offering Period	March 12, 2004
8. Payment Date	March 29, 2004
9. Interest Payment Dates	March 29 and September 29 of each year
10. Maturity Date	March 29, 2011
11. Redemption Price	100% of the principal amount
12. Security or Guarantee

The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

13. Place for Application	Head office and domestic branch offices of Nomura Securities Co., Ltd.
14. Fiscal Agent	The Bank of Tokyo-Mitsubishi, Ltd.
15. Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc., and “AA” from Japan Credit Rating Agency, Ltd.

                                                                                                         Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Department	81-3-3278-0591
Tsukasa Noda	Corporate Communications Department	81-3-3278-0591
James Pobjoy	Corporate Communications Department	81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.